Exhibit 99.43

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company:

DeFi Technologies Inc. (“DeFi” or the “Company”)

198 Davenport Road

Toronto, Ontario

M5R 1J2

ITEM 2	Date of Material Change:

July 10, 2023

ITEM 3	News Release:

A news release was issued by the Company on July 7, 2023 and subsequently filed on SEDAR.

ITEM 4	Summary of Material Change:

The Company changed its name from Valour Inc. to DeFi Technologies Inc.

ITEM 5	Full Description of Material Change:

The Company changed its name from Valour Inc. to DeFi Technologies Inc.

At the opening of the markets on July 10, 2023, the Company’s common shares have commenced trading under the new name DeFi Technologies Inc. The Company’s new CUSIP number is 244916102 and its new ISIN is CA2449161025. The ticker symbol of the Company on Cboe Canada, the new business name of the NEO Exchange, and on the OTCQB Market remains unchanged.

ITEM 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7	Omitted Information:

Not applicable.

ITEM 8	Executive Officer:

Olivier Roussy Newton

Chief Executive Officer

olivier@valour.com

ITEM 9	Date of Report:

July 12, 2023